SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

Page 1 of 26 Pages
Index is located on Page 2

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INDEX

Document	Page Number

Press Release dated October 6, 2005	3

Signature Page	26

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

ATI Reports Fourth Quarter and Fiscal 2005 Results

MARKHAM, ON – October 6, 2005 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced financial results for the fourth quarter and fiscal year ended August 31, 2005. These results are in line with the preliminary results announced on August 29, 2005.

Revenues(1) for the fourth quarter were $470 million, a $60 million decline relative to the third quarter of fiscal 2005. Gross margin percentage was 9.0% including a $67 million inventory write-down taken in the quarter. Excluding this write-down, gross margin was 23.3%. Net loss for the quarter was $104 million ($0.41 per diluted share). Stock-based compensation costs(2) in the quarter totaled $11.2 million. Excluding the inventory write-down of $67 million and stock-based compensation costs and related taxes, the net loss for the quarter was $29 million or $0.12 per share.

Revenues for fiscal 2005 rose 11% to $2.22 billion. Gross margin was 27.6%. Net income for the year was $17 million ($0.07 per diluted share) versus $205 million ($0.80 per diluted share) in 2004. Stock-based compensation costs in fiscal 2005 totaled $42.5 million as compared with $7.6 million last year. Excluding the inventory write-down and stock-based compensation costs and related taxes, net income for the year was $119 million or $0.46 per share.

“We are entering fiscal 2006 with new products and an intense focus on operational and financial performance,” said David Orton, ATI’s Chief Executive Officer. “We’ve delivered top-to-bottom technology and performance leadership with the 90 nm Radeon® X1000 series. We are aggressively implementing concrete programs in the areas of delivery performance, product cost improvements and operational efficiencies. Our new products and operational programs position us well for the future.”

1     All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).

2     In accordance with Canadian GAAP, beginning with the first quarter of fiscal 2005, ATI began expensing compensation costs associated with stock options granted to employees after September 1, 2002. Total stock-based compensation includes the costs associated with stock options, restricted share units and deferred share units.

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ATI Reports Fourth Quarter and Fiscal 2005 Results

Recent Highlights

•	Announced the Radeon X1000 family, built using the cutting-edge 90 nanometer semiconductor fabrication technology, delivering superior performance and image quality.

•	Began volume shipments of Radeon® Xpress 200 Crossfire Edition chipsets supporting multi-GPU capability. Featured in a review by the enthusiast website, www.anandtech.com, the Radeon Xpress 200 CrossFire Edition was deemed, “the best overclocker on the market,” and “one of the most enthusiast-friendly chipsets ever produced by any manufacturer.”

•	Introduced Avivo™, a suite of hardware and software technologies that takes video capture and display quality to new levels. Consumers watching videos or editing photographs on their PCs will benefit from Avivo enabling 64 times as many colors as other computers.

•	Introduced highly integrated new versions of the Theater and Xilleon chipsets for the digital television market. These new processors reinforce ATI’s position as an industry leader and provide DTV manufacturers with a cost-effective option to comply with approaching FCC mandate deadlines.

•	Achieved recent high-profile Imageon design wins including the new fully featured S75 and SL75 multimedia phones from Siemens, as well as the Motorola ROKR E1 “iTunes” phone.

Outlook

First quarter of fiscal 2006 revenues are expected to increase by approximately 15% relative to the fourth quarter of fiscal 2005 due to growth in desktop discrete, chipset and handheld businesses. Gross margin percentage is expected to recover significantly to about 29% based on the introduction of a new desktop product family, continued improvements in chipset margins and the contribution of royalty income from our game console business. Operating expenses, excluding stock-based compensation costs, are expected to increase 2 – 3% relative to the fourth quarter of fiscal 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL RESULTS

This is management’s discussion and analysis of financial condition and the results of operations (MD&A) that comments on ATI’s operations, financial condition and cash flows for the three months ended August 31, 2005 compared to the three months ended August 31, 2004. This MD&A should be read in conjunction with the attached unaudited interim consolidated financial statements for the period ended August 31, 2005, the annual MD&A contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended August 31, 2004.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.

Important Information Regarding Forward-looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

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ATI Reports Fourth Quarter and Fiscal 2005 Results

This MD&A and other sections of this release (in particular, the section entitled “Outlook”) contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These forward-looking statements are based on current expectations and various factors and assumptions and entail various risks and uncertainties.

It is important to note that:

•	unless otherwise indicated, forward-looking statements describe our expectations as of October 6, 2005;

•	our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate;

•	we cannot provide any assurance that forward-looking statements will materialize; and

•	we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Material factors that could cause our actual results to differ materially from the forward-looking statements in this release include, but are not limited to: unexpected variations in market growth and demand for new GPU products and technologies, potential constraints on our ability to develop, launch and ramp new products on a timely basis, manufacturing considerations, competition, industry cyclicality and seasonality, dependence on third-parties for manufacturing, critical industry transitions and other risks detailed in our regulatory filings.

Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2004 Annual Information Form and 2004 Annual Report filed on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

Revenues

Fourth quarter revenues declined $60 million or 11% to $470 million as compared to the previous quarter, due to lower sales in the PC segment. The PC segment accounted for approximately 80% of quarterly revenues while the Consumer segment accounted for approximately 20% of revenues.

PC

PC revenue fell 18% from the third quarter of fiscal 2005 to $377 million. The primary factor behind the decline was lower sales of performance and enthusiast desktop products in the Add-in-Board (AIB) and retail channels. The combination of lower volumes and reductions in average selling price (ASP) to stimulate demand, led to the decline in revenues. The decline in revenues was partially offset by stronger sales of desktop integrated products. Overall PC units were flat sequentially.

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ATI Reports Fourth Quarter and Fiscal 2005 Results

Desktop integrated revenue increased nearly 90% from the third quarter of fiscal 2005. Continued market penetration and significant OEM design wins for the Radeon Xpress 200 series for the AMD and Intel platforms accounted for the increase.

While notebook discrete revenue was down sequentially, notebook integrated revenue increased approximately 60% reflecting the continued trend towards the use of integrated chipsets for notebook graphics as well as increased market share in this segment.

Consumer

Consumer revenue grew almost 35% to $93 million from the previous quarter. Handheld volumes and revenues rose more than 40% sequentially on increased sales of Imageon processors. Digital television product shipments rose more than 40% while revenues increased almost 30% sequentially on higher sales of Xilleon and Theater DTV products to tier-one digital television manufacturers. DTV revenue growth was impacted by a slower-than-expected industry transition to high-definition digital televisions.

Gross Margin

Gross margin percentage fell to 9.0% from 29.1% in the previous quarter. We recorded an inventory write-down of $67 million in the quarter largely related to certain performance and enthusiast level desktop discrete products. This write-down accounted for a majority of the gross margin decline in the quarter. Excluding the inventory write-down, gross margin was 23.3%, reflecting a weaker product mix and more aggressive ASP reductions to stimulate demand in the AIB channel. In addition, sales of integrated chipsets, which currently have considerably lower margins than our other products, comprised almost 20% of total revenues in the quarter as compared with about 10% in the previous quarter. Consumer product gross margins remained stable.

Operating Expenses

Selling and marketing expenses were up 4% compared to the third quarter of fiscal 2005. The increase was primarily related to increased advertising, promotional activity and professional fees to drive brand awareness and marketing activities to support new product introductions.

Research and development (R&D) expenses were flat sequentially, while administrative expenses were up 8% reflecting investment in the supply chain organization, additional headcount related expenses as well as increased professional fees.

Stock-based Compensation

Stock-based compensation costs were $11.2 million in the quarter as compared with $10.4 million in the previous quarter.

Interest and Other Income

Interest and other income was $4 million in the fourth quarter of fiscal 2005. While interest and other income was flat compared with the third quarter of fiscal 2005, an increase in net investment income and a foreign exchange gain on the revaluation of Canadian monetary assets at quarter end, were offset by a write-down on an investment during the quarter.

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ATI Reports Fourth Quarter and Fiscal 2005 Results

Net Income (Loss)

Net loss for the fourth quarter was $104 million ($0.41 per diluted share), as compared with net loss of $0.4 million ($0.00 per diluted share) in the third quarter of fiscal 2005.

Liquidity and Financial Resources

Inventory levels of $348 million at the end of the fourth quarter decreased from $456 million in the previous quarter. Inventories were reduced by $41 million in the normal course of operations by driving sales of certain products and delaying wafer starts. In addition, during the quarter, we recorded an inventory write-down of $67 million on certain products primarily in the desktop discrete market. Both actions contributed to the inventory decline. Inventory increased from $255 million at fiscal 2004 year-end.

Accounts receivable at quarter end was $386 million as compared with $366 million at August 31, 2004. Relative to the third quarter of fiscal 2005, accounts receivable declined approximately $3 million. Accounts payable of $363 million was up from $275 million at August 31, 2004 and down from $410 million at May 31, 2005. The sequential decrease is consistent with the decrease in inventories.

Cash flow from operations was negative $21 million in the fourth quarter as compared with positive cash flow of $36 million in the fourth quarter last year. Our cash position (cash, cash equivalents and short-term investments) at quarter end was $587 million, up from $549 million at fiscal 2004 year-end, but down from $644 million at May 31, 2005. The primary reasons for the sequential decline in cash position and cash flow is the repurchase of 2,000,000 shares for $23.9 million in the fourth quarter, cash used in operations, and capital assets acquisition. As of August 31, 2005 we had working capital of $660 million compared to $675 million at fiscal 2004 year-end.

Normal Course Issuer Bid

During the fourth quarter, a total of 2,000,000 shares were repurchased for a total consideration of $23.9 million for cancellation under the terms of the normal course issuer bid.

Outstanding Share Data

At August 31, 2005 there were 251,473,305 common shares outstanding. There were 258,313,771 shares outstanding on a weighted average diluted basis.

Claims and Proceedings

For a description of legal claims and proceedings affecting our business and operations, please see Note 15 to the attached Consolidated Financial Statements.

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ATI Reports Fourth Quarter and Fiscal 2005 Results

ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements are prepared according to Canadian GAAP. The key estimates and assumptions that management has made and their impact on the amounts reported in the unaudited interim consolidated financial statements and notes remain substantially unchanged from those described in our 2004 Annual MD&A, with the exception of the adoption in the first quarter of fiscal 2005 of the revised CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. See Note 1 to the unaudited interim consolidated financial statements for more information about the accounting policies used to prepare our financial statements.

Conference Call Information

ATI Technologies Inc. will host a conference call today at 8:30 AM (EDT) to discuss its financial results for its fiscal 2005 fourth quarter ended August 31, 2005. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live webcast of the call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Quarterly Results section, Q4 2005. Replays of the conference call will be available through October 13, 2005 by calling 416-695-5800. The passcode is 3158130. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2005 revenues of U.S. $2.2 billion, ATI has more than 3,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

-FINANCIAL STATEMENTS ATTACHED-

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ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)

	Three months ended				Twelve months ended
	August 31 2005		August 31 2004		August 31 2005		August 31 2004

Revenues	$ 470,227	100.0%	$ 572,218	100.0%	$ 2,222,509	100.0%	$ 1,996,717	100.0%
Cost of revenues	427,882	91.0%	379,836	66.3%	1,608,582	72.4%	1,303,802	65.3%

Gross margin	42,345	9.0%	192,382	33.7%	613,927	27.6%	692,915	34.7%
Operating expenses
Selling and marketing	39,131	8.3%	29,244	5.1%	146,352	6.6%	117,597	5.9%
Research and development	87,669	18.6%	75,865	13.3%	327,017	14.7%	265,491	13.3%
Administrative	17,326	3.7%	11,517	2.0%	61,808	2.8%	46,702	2.3%
Amortization of intangible assets (Note 4)	3,240	0.7%	1,486	0.3%	8,919	0.4%	6,115	0.3%
Stock-based compensation	11,222	2.4%	1,691	0.3%	42,504	1.9%	7,583	0.4%
Other charges (recoveries) (Note 9)	497	0.1%	155	-	2,508	0.1%	(304)	-

	159,085	33.8%	119,958	21.0%	589,108	26.5%	443,184	22.2%

Income (loss) from operations	(116,740)	(24.8%)	72,424	12.7%	24,819	1.1%	249,731	12.5%
Interest and other income, net	4,341	0.9%	2,815	0.5%	14,935	0.7%	2,950	0.2%
Interest expense	(515)	(0.1%)	(499)	(0.1%)	(2,096)	(0.1%)	(2,058)	(0.1%)

Income (loss) before income taxes	(112,914)	(24.0%)	74,740	13.1%	37,658	1.7%	250,623	12.6%
Income taxes (recoveries)	(9,392)	(2.0%)	13,584	2.4%	20,729	0.9%	45,824	2.3%

Net income (loss)	$(103,522)	(22.0%)	$ 61,156	10.7%	$ 16,929	0.8%	$ 204,799	10.3%
Retained earnings, beginning of period	415,433		247,669		308,825		104,026
Adjustment to opening retained earnings:
Change in accounting policy on stock-based
compensation (Note 1)	-		-		(13,843)		-
Repurchase of common shares (Note 7)	(18,541)		-		(18,541)		-

Retained earnings, end of period	$ 293,370		$ 308,825		$ 293,370		$ 308,825

Net income (loss) per share (Note 10)
Basic	$(0.41)		$0.25		$0.07		$0.84
Diluted	$(0.41)		$0.24		$0.07		$0.80

Weighted average number of shares (000's)
Basic	251,045		247,699		250,680		245,257
Diluted	251,045		258,198		258,314		256,208
Outstanding number of shares at the end of the
period (000’s)	251,473		249,287		251,473		249,287

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

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ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

	August 31 2005	August 31 2004

Assets
Current assets:
Cash and cash equivalents	$ 223,277	$ 359,608
Short-term investments	363,370	189,308
Accounts receivable	386,264	365,644
Inventories	348,209	254,867
Prepayments and sundry receivables	24,463	22,395
Future income tax assets	5,348	8,022

Total current assets	1,350,931	1,199,844
Capital assets	112,875	85,943
Intangible assets (Note 4)	17,631	5,558
Goodwill (Note 4)	190,095	190,095
Long-term investments	291	2,751
Tax credits recoverable	59,080	29,149
Future income tax assets	12,588	1,114

Total Assets	$ 1,743,491	$ 1,514,454

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 362,926	$ 274,772
Accrued liabilities	302,028	219,607
Deferred revenue	24,576	29,131
Current portion of long-term debt (Note 6)	1,852	1,571

Total current liabilities	691,382	525,081
Long-term debt (Note 6)	29,110	28,053
Future income tax liabilities	8,861	16,632

Total liabilities	729,353	569,766
Shareholders’ equity:
Share capital (Note 7)	665,566	638,985
Treasury stock	(14,867)	(22,100)
Contributed surplus	61,795	10,704
Retained earnings	293,370	308,825
Currency translation adjustment	8,274	8,274

Total shareholders' equity	1,014,138	944,688

Total Liabilities and Shareholders’ Equity	$ 1,743,491	$ 1,514,454

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

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ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Cash provided by (used in):
Operating activities:
Net income (loss)	$(103,522)	$ 61,156	$ 16,929	$ 204,799
Items which do not involve cash:
Future income taxes	(9,270)	(5,604)	(12,839)	(2,275)
Stock-based compensation	11,405	1,670	41,882	5,849
Depreciation and amortization	9,979	6,177	31,575	26,031
Loss on investments	2,460	-	1,580	1,307
Gain on sale of long-lived assets (Note 9)	-	-	-	(538)
Unrealized foreign exchange loss	1,315	826	2,560	961
Changes in non-cash operating working capital:
Accounts receivable	2,574	(69,018)	(20,620)	(131,096)
Inventories	108,035	(2,085)	(93,342)	(78,373)
Prepayments and sundry receivables	719	7,353	(1,950)	9,358
Accounts payable	(46,891)	5,028	88,148	83,576
Accrued liabilities	30,089	44,107	82,617	81,858
Deferred revenue	1,422	(215)	(4,555)	(8,538)
Tax credits recoverable	(29,034)	(13,521)	(29,347)	(7,968)

	(20,719)	35,874	102,638	184,951

Financing activities:
Principal payment on long-term debt	(427)	(367)	(1,663)	(1,442)
Issuance of common shares	3,873	11,843	30,170	56,531
Repurchase of common shares (Note 7 & 13)	(23,856)	-	(23,856)	(22,100)
Proceeds from sale of treasury stock	-	-	9	-

	(20,410)	11,476	4,660	32,989

Investing activities:
Purchase of short-term investments	(104,948)	(141,408)	(495,971)	(268,515)
Maturity and proceeds from sales of short-term investments	61,575	19,300	321,909	128,991
Additions to capital assets	(13,626)	(6,738)	(48,831)	(20,671)
Purchase of long-term investments	-	-	-	(98)
Proceeds from investments	-	-	880	-
Proceeds from sale of long-lived assets (Note 9)	-	-	-	2,489
Acquisitions, net of cash acquired (Note 3)	(3,219)	-	(22,057)	(2,071)

	(60,218)	(128,846)	(244,070)	(159,875)

Foreign exchange gain on cash held in foreign currency	227	280	441	638

Increase (decrease) in cash and cash equivalents	(101,120)	(81,216)	(136,331)	58,703
Cash and cash equivalents - beginning of period	324,397	440,824	359,608	300,905

Cash and cash equivalents - end of period	223,277	359,608	223,277	359,608
Short-term investments	363,370	189,308	363,370	189,308

Cash position - end of period	$ 586,647	$ 548,916	$ 586,647	$ 548,916

Supplemental cash flow information (Note 11)

See accompanying notes to unaudited interim consolidated financial statements. These financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for year ended August 31, 2004.

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005
(Unaudited)

The principal business activities of ATI Technologies Inc. (the “Company”) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

1.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004.

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended August 31, 2004, except for the accounting policy adopted by the Company on September 1, 2004 relating to the revised CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires the application of a fair value method of accounting to all stock-based compensation arrangements with employees. As a result, the Company is required to estimate the fair value of the stock options granted and expense that fair value over the service period, which in all cases equals the vesting period, of the stock options. Prior to September 1, 2004, the Company recorded no compensation cost on the grant of stock options to employees. In accordance with the transitional provisions of Section 3870, the Company has retroactively without restatement applied the fair value method of accounting for stock option awards granted since September 1, 2002 using the Black-Scholes option pricing models, and recorded an adjustment to opening retained earnings at September 1, 2004 in the amount of $13.8 million, representing the stock option expense, net of income taxes, for fiscal 2003 and 2004. The offset to retained earnings is an increase in contributed surplus and future income tax assets in the amounts of $17.5 million and $3.7 million, respectively. The stock option expense for the three months and twelve months ended August 31, 2005 was $9.0 million and $34.0 million respectively.

The following table reports certain pro forma amounts, adjusted to reflect stock-based compensation expense measured by the fair value method, based on stock options issued subsequent to September 1, 2002 for the three months and twelve months ended August 31, 2004.

(Thousands of US dollars, except per share amounts)

	Three months ended August 31, 2004	Twelve months ended August 31, 2004

Net income:
As reported	$61,156	$204,799
Pro forma	55,056	191,481

Basic net income per share:
As reported	$ 0.25	$ 0.84
Pro forma	0.22	0.78

Diluted net income per share:
As reported	$ 0.24	$ 0.80
Pro forma	0.21	0.75

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

2.	FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts (“Forwards”) to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell US dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

As at August 31, 2005, the Company had $94.5 million Canadian dollars outstanding in Forwards that mature in the next six months at an average exchange rate of 1.2579. All of the Forwards have become favourable to the Company since their inception and have a fair value of $4.7 million as at August 31, 2005.

3.	ACQUISITIONS

(i)	On March 9, 2005, the Company acquired certain cable modem silicon intellectual property assets and certain employees of Terayon Communication Systems, Inc. (“Terayon”) for cash consideration of $11.3 million. Under the terms of the agreement, Terayon was eligible to receive additional consideration of up to $3.25 million, contingent upon achieving certain future deliverables. The purchase price was allocated to the net assets acquired, comprised of intangible assets of $13.3 million and other assets of $ 0.5 million based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired ranges from one to three years.

As at August 31, 2005, $2.5 million of the contingency was earned. The remaining contingency will be recorded when determinable.

(ii)	On February 24, 2005, the Company acquired CuTe Solutions Private Limited (“CuTe”) for cash consideration of $4.1 million. CuTe, a high technology embedded solutions provider, is located in India. The acquisition was accounted for using the purchase method, whereby the results of operations of CuTe have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

(Thousands of US dollars)

Net assets:
Current assets, including cash of $41	$ 159
Capital assets	245
Core technology	2,891
Other intangible	1,100
Liabilities assumed	(248)

Cash consideration	$ 4,147

Core technology and the other intangible are being amortized as follows:

Core technology	2 years
Other intangible	8 months

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ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

3.	ACQUISITIONS (CONTINUED)

(iii)	On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired was approximately one year.

On September 30, 2004, the Company acquired the remaining assets located in Taiwan and China from AMI Technologies Corp. for cash consideration of $1.6 million. This acquisition was accounted for as a business combination. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.6 million and other assets of $12,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

(iv)	On September 1, 2004, the Company acquired certain assets of RT&C International (“RT&C”), its sales organization for South Korea, for cash consideration of $1.3 million. This acquisition was accounted for as a business combination. The purchase price was allocated to the net assets acquired, comprising intangible assets of $1.3 million and other assets of $37,000, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately 16 months.

Under the terms of the agreement, RT&C is eligible to receive cash consideration up to $1.5 million, contingent upon RT&C achieving future performance targets within one year after the closing date. As at August 31, 2005, $750,000 of the contingency was earned. No further amounts will be earned in connection with this contingency.

14 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

4.	INTANGIBLE ASSETS AND GOODWILL

The net book values of intangible assets and goodwill at August 31, 2005 and August 31, 2004 are as follows:

(Thousands of US dollars)

	Cost	Accumulated amortization	Net book value	Net book value
		August 31, 2005		August 31, 2004

Core technology	$ 38,226	$ 23,038	$ 15,188	$ 5,558
Other	9,298	6,855	2,443	--

Total intangible assets	$ 47,524	$ 29,893	$ 17,631	$ 5,558

Goodwill	$376,788	$186,693	$190,095	$190,095

Amortization expense related to intangible assets amounted to $3.2 million and $8.9 million for the three months and twelve months ended August 31, 2005 respectively (2004 – $1.5 million and $6.1 million).

5.	CREDIT FACILITIES

The Company maintains committed operating and overdraft credit facilities aggregating $21.0 million with a single financial institution. There are no borrowings outstanding under these facilities.

6.	LONG-TERM DEBT

(Thousands of US dollars)

	Interest rate	August 31 2005	August 31 2004

Obligation under capital lease (i)	6.31%	$19,077	$18,049
Mortgage payable (ii)	6.96%	11,885	11,575

		30,962	29,624
Less : Current portion		1,852	1,571

Long-term portion		$29,110	$28,053

(i)	Obligation under capital lease :

The Company’s obligation under capital lease represents the lease on a building facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at August 31, 2005, the remaining amount outstanding on the capital lease was $19.1 million (Cdn. $ 22.7 million).

(ii)	Mortgage payable

On September 10, 2002, Commerce Valley Realty Holding Inc. (“CVRH”), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance a building facility. The Company’s proportionate share of the mortgage as at August 31, 2005 amounted to $11.9 million (Cdn. $14.1 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

15 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

7.	NORMAL COURSE ISSUER BID

In March 2005, the Board of Directors authorized a share repurchase program of up to 24.7 million common shares through a normal course issuer bid. In fiscal 2005, the Company repurchased and cancelled a total of 2 million shares for an aggregate cost of $23.9 million. If considered advisable, additional shares may be repurchased from time to time on the open market through March 29, 2006 at prevailing market prices. The timing and amount of purchases, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors.

8.	GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of a building facility occupied by the Company. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount of $2.5 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

9.	OTHER CHARGES (RECOVERIES)

Other charges (recoveries) include the following items:

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Regulatory matters (i)	$ 497	$ 342	$2,508	$ 1,885
Restructuring charge recovery - European operations (ii)	--	(187)	--	(725)

Lease exit charge recovery (iii)	--	--	--	(1,464)

Total	$ 497	$ 155	$2,508	$ (304)

(i)	Regulatory matters

On January 16, 2003, the Company announced that the staff of the Ontario Securities Commission (the “OSC”) had filed a notice of hearing and statement of allegations (the “Notice”). The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to the staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and then Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act (Ontario). On March 29, 2005, a panel of the OSC approved a settlement agreement reached between the Company and OSC staff. As part of the settlement, the Company agreed to pay CAD $900,000 in costs and settlement payments and agreed to provide a letter of comfort confirming our practices and procedures related to trading and corporate governance. The individuals named in the notice, other than Mr. Ho, also entered into settlement agreements with the OSC. A hearing was held by the OSC in the Spring of 2005 regarding the allegations against Mr. Ho, however, a decision has not yet been released.

16 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

9.	OTHER CHARGES (RECOVERIES) (CONTINUED)

(ii)	Restructuring charge recovery – European operations:

The following table details the activity through the restructuring liabilities accrual:

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Balance, beginning of period	$ --	$ 778	$ 18	$ 4,246
Recovery	--	(187)	--	(187)
Cash payments	--	(573)	(18)	(4,041)

Balance, end of period	$ --	$ 18	$ --	$ 18

a.	During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility, to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price than originally estimated, resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

b.	During the fourth quarter of fiscal 2003, the Company decided to close the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

During the fourth quarter of fiscal 2004, the Company recovered $0.2 million relating to the restructuring charge of ATI Research GmbH. During fiscal 2005, the Company paid off the remaining balance of $18,000 relating to the restructuring liabilities accrual.

(iii)	Lease exit charge recovery

During the second quarter of fiscal 2004, the Company determined that it would re-occupy a leased property, which the Company had exited in the second quarter of fiscal 2003, due to an expansion of business. It resulted in a recovery of exit charge in the amount of $0.6 million for the quarter.

During the third quarter of fiscal 2004, the Company determined that it would re-occupy the remaining leased property which the Company had exited in the second quarter of fiscal 2003, resulting in a recovery of an exit charge of $0.9 million.

17 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

10.	NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:

(Thousands of US dollars, except per share amounts)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Net income (loss)	$(103,522)	$ 61,156	$ 16,929	$204,799

Weighted average number of common shares
outstanding (000's):
Basic	251,045	247,699	250,680	245,257
Effect of dilutive securities	--	10,499	7,634	10,951

Diluted	251,045	258,198	258,314	256,208

Net income (loss) per share
Basic	$ (0.41)	$ 0.25	$ 0.07	$ 0.84
Diluted	$ (0.41)	$ 0.24	$ 0.07	$ 0.80

At August 31, 2005, options to purchase 8,556,598 shares of common stock (2004 – 5,167,670) were outstanding but were not included in the calculation of diluted net income per share because to do so would have been anti-dilutive.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Cash paid for:
Interest	$ 489	$ 472	$ 1,990	$1,946
Income taxes	314	187	2,960	1,653
Interest received	$3,959	$1,409	$12,421	$4,358

18 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

12.	SEGMENTED INFORMATION

The Company designs and manufactures innovative 3D graphics and digital media silicon solutions. The Company determined in the first quarter of fiscal 2005 that it operates in two reportable segments: Personal Computer (“PC”) and Consumer. The PC segment includes all 3D graphics, video, and multimedia products which are developed for use in desktop and notebook personal computers. The Consumer segment includes products used in cell phones, PDA’s, DTV’s and set-top boxes. The Consumer segment also includes royalties and contract engineering services derived from cell phone and game console products. Previously, the Company reported as a single reportable segment.

The Company’s management evaluates segment performance based on revenue and on operating income (loss) which is calculated as income or loss from operations before taxes, excluding expenses related to stock-based compensation, amortization of intangible assets, and other charges.

The Company does not identify or allocate total assets by reportable segment. In addition, there are no inter-segment revenues. The accounting polices for all operating segments are the same as those described in the summary of significant accounting policies.

The following table presents the revenues and operating income of the two reportable segments for the three months and twelve months ended August 31, 2005 and 2004, based on the reportable segments identified in 2005.

(Thousands of US dollars)

	Consolidated Three months ended		PC Three months ended		Consumer Three months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Revenues	$ 470,227	$572,218	$ 376,908	$484,094	$93,319	$88,124
Operating income (loss)	(101,781)	75,756	(114,598)	60,378	12,817	15,378

(Thousands of US dollars)

	Consolidated Twelve months ended		PC Twelve months ended		Consumer Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Revenues	$2,222,509	$1,996,717	$1,905,759	$1,765,595	$316,750	$231,122
Operating income	78,750	263,125	47,248	247,514	31,502	15,611

19 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

12.	SEGMENTED INFORMATION (CONTINUED)

The following tables provide revenues by geographic area, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Revenues:
Canada	$ 3,715	$ 4,990	$ 20,359	$ 22,439
United States	53,812	82,212	253,594	257,542
Europe	9,949	17,332	82,817	95,287
Asia-Pacific	402,751	467,684	1,865,739	1,621,449

Consolidated revenues	$470,227	$572,218	$2,222,509	$1,996,717

(Thousands of US dollars)

	August 31 2005	August 31 2004

Capital assets, intangible assets and goodwill:
Canada	$ 98,602	$ 73,863
United States	212,348	206,147
Europe	231	165
Asia-Pacific	9,420	1,421

Consolidated capital assets, intangible assets and goodwill	$320,601	$281,596

For the three months and twelve months end August 31, 2005, one customer accounted for 15% and 8% respectively, and another customer accounted for 10% and 7% respectively of the Company’s consolidated revenues (2004 – one customer accounted for 10% and 10%, and another customer accounted for 10% and 11%). At August 31, 2005, one customer accounted for 12% of consolidated accounts receivable (2004 – nil).

20 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

13.	STOCK-BASED COMPENSATION

(i)	Stock options

Commencing the third quarter of fiscal 2005, the Company amended the Option Plan to provide the Board of Directors with the discretion to award stock appreciation rights (“tandem SARs”) in connection with all or a portion of the existing and future options granted under the Option Plan. Tandem SARs provide an optionee with the right to surrender vested options for termination in return for common shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested options and immediately sold the underlying shares. During the third and fourth quarters of fiscal 2005, tandem SARs were attached to new option grants only.

The weighted average estimated fair value at the date of grant for the stock options granted within the three months and twelve months ended August 31, 2005 was $6.41 and $8.04 per share respectively (2004 — $9.20 and $8.96). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Risk-free interest rate	3.6%	3.4%	3.7%	3.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market
price of the Company's common shares	59.5%	67.8%	62.1%	69.2%
Expected life of the options	4.1 years	4.1 years	4.1 years	4.2 years

The estimated fair value of the stock options is amortized to expense on a straight line basis over the options’ vesting period and the related expense for the three months and twelve months ended August 31, 2005 amounted to $9.0 million and $34.0 million respectively. The stock option expense by functional area is as follows:

(Thousands of US dollars)

	Three months ended August 31 2005	Twelve months ended August 31 2005

Cost of revenues	$ 430	$ 1,774
Selling and marketing	1,712	6,609
Research and development	5,344	20,105
Administrative	1,440	5,481

Total	$8,926	$33,969

21 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

13.	STOCK-BASED COMPENSATION (CONTINUED)

(ii)	Restricted share units

Commencing in the first quarter of fiscal 2004, the Company adopted a plan to grant restricted share units (“RSUs”) to certain employees as part of its overall stock-based compensation plan. Under the terms of the plan, RSUs vest on each anniversary of the grant in equal one-third installments over a period of three years. During the three months ended November 30, 2003, the Company advanced $22.1 million to the trustee to purchase the Company’s common shares in the open market. The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheet. In October 2004, 503,903 RSUs vested and were settled by delivery of common shares of the Company to the participants or by cash equivalent to its market value on the vesting date.

In the third quarter of fiscal 2005, the Company granted 1,084,723 RSUs. The number of RSUs settled at each vesting date depends on the Company achieving certain performance targets.

During the three months and twelve months ended August 31, 2005, the number of RSUs granted was 51,515 and 1,183,488 respectively, and the number of RSUs forfeited was 29,981 and 57,084, respectively. As at August 31, 2005, there were 2,131,518 RSUs awarded and outstanding.

RSU expense by functional area incurred for the three months and twelve months end August 31, 2005 and 2004, excluding the one-time cash payment of $7.8 million made in the first quarter of fiscal 2004 to the non-executive employees who were eligible for the RSU plan, are summarized in the following table:

(Thousands of US dollars)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Cost of revenues	$ 186	$ 2	$ 961	$ 16
Selling and marketing	404	256	1,271	1,000
Research and development	1,657	1,205	5,008	4,423
Administrative	313	200	1,054	961

Total	$2,560	$1,663	$8,294	$6,400

(iii)	Deferred share units

Commencing in the second quarter of fiscal 2004, the Company established a plan to grant deferred share units (“DSUs”) to its non-management directors. As at August 31, 2005, there were 132,707 DSUs outstanding and 109,009 DSUs vested (2004 –92,082 and 75,155).

The recoveries or expenses for the three months and twelve months ended August 31, 2005 relating to DSUs granted to the directors for services rendered was a recovery of $0.3 million and an expense of $0.2 million respectively (2004 – expense of $0.03 million and $1.2 million).

22 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

14.	U.S. GAAP

The following table reconciles the net income (loss) as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

(Thousands of US dollars, except per share amounts)

	Three months ended		Twelve months ended
	August 31 2005	August 31 2004	August 31 2005	August 31 2004

Net income (loss) in accordance with Canadian GAAP	$(103,522)	$ 61,156	$ 16,929	$ 204,799
Tax effect of stock options	(1,765)	(2,253)	(7,876)	(7,291)
Expenses related to stock options (i)	8,926	--	33,969	--
Stock-compensation recoveries (expenses) (ii), (iii)	3,747	(925)	(1,458)	(9,579)
Other	28	28	112	112

Net income (loss) in accordance with U.S. GAAP	$(92,586)	$ 58,006	$ 41,676	$ 188,041

Net income (loss) per share:
Basic	$(0.37)	$0.23	$0.17	$0.77
Diluted	$(0.37)	$0.22	$0.16	$0.73

Weighted average number of shares (000's):
Basic	251,045	247,699	250,680	245,257
Diluted	251,045	258,198	258,314	256,208

23 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

14.	U.S. GAAP (CONTINUED)

(i)	Under Canadian GAAP, effective September 1, 2004, the Company adopted the fair value method of recognizing stock-based compensation. For U.S. GAAP purposes, the intrinsic value method is used to account for stock-based compensation for employees. Compensation expense of $9.0 million and $34.0 million recognized under Canadian GAAP would not be recognized under U.S. GAAP for the three months and twelve months ended August 31, 2005. The exercise price of stock options is equal to the market value of the underlying shares at the date of grant, therefore there is no expense under the intrinsic method for U.S. GAAP purposes for the three months and twelve months ended August 31, 2005 and 2004.

(ii)	Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iii)	Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

15.	LITIGATION

(i)	American Video Graphics LLP

American Video Graphics LLP filed a series of suits in the Eastern District of Texas alleging infringement of several patents against various PC manufacturers, game console manufacturers and game publishers. After some reconfiguration of the suits, there are a total of six suits pending. Of these six suits, there are two suits pending against the entire group of PC manufacturers and two suits pending against the entire group of game console manufacturers. The Company voluntarily intervened in these four suits. The Company has participated in two distinct court ordered mediations for these matters. Neither mediation resulted in settlement. The first trial involving the PC manufacturers is currently scheduled for September, 2006 and the first trial involving the game console manufacturers is scheduled for December, 2006. The Company believes these actions are without merit and intends to defend the suits vigorously.

(ii)	U.S. Securities Class Action Lawsuits

In August and September 2005, five class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania against the Company and certain of its directors and officers on behalf of shareholders who purchased the Company’s common shares between October 7, 2004 and on or about June 23, 2005. The claims allege that the Company and certain of its directors and officers violated U.S. securities laws by failing to disclose material facts and making statements that contained misrepresentations about its business and future outlook. It is alleged that as a result of the failure to disclose material facts and the alleged misrepresentations, the Company’s stock traded at artificially inflated prices until the stock price dropped on the news of its third quarter results in June of 2005. The claims further allege that while in possession of material undisclosed information, certain directors and officers sold a portion of their common shares at inflated prices. These claims are at a very preliminary stage.

(iii)	U.S. Shareholder Derivative Action

In August 2005, a shareholder complaint was filed in the Superior Court of the State of California for the County of Santa Clara by a shareholder on behalf of the Company. The defendants to the complaint include the Company, members of the board of directors and certain officers. The complaint alleges breach of California Law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violation of California Corporations Code during the period between October, 2004 and August 26, 2005. The Company has been served with the complaint. This complaint is at a very preliminary stage.

While the Company currently believes the amount of ultimate liability, if any, with respect to the class action lawsuits and the shareholder complaint will not materially affect its financial position, results of operations, or liquidity, the ultimate outcome of any litigation is uncertain. The Company and the named directors and officers believe these actions are without merit and intend to defend the suits vigorously. Should any of these actions or proceedings against the Company be successful, the Company may be subject to significant damages awards which could have a material adverse effect on its financial condition.

24 of 26

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
August 31, 2005
(Unaudited)

16.	COMPARATIVE INFORMATION

The Company has reclassified certain prior period information to conform to the current period presentation.

25 of 26

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: October 6, 2005	By:	/s/ Patrick Crowley Name: Patrick Crowley Title: Senior Vice-President, Finance and Chief Financial Officer

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